SZAFERMAN, LAKIND
BLUMSTEIN & BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
By: Robert L. Lakind
        Arnold C. Lakind
        Daniel S. Sweetser
Tel: (609) 275-0400
Fax: (609) 275-4511

Attorneys for Plaintiffs

[Additional Counsel on Signature Page]

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

CYNTHIA ANN REDUS-TARCHIS, FREDRIC and BONNIE OLIVER, and VICTOR and LINDA MILLER,
 	
    Plaintiffs,
 	
v.
 	
NEW YORK LIFE INVESTMENT MANAGEMENT, LLC,
 	
    Defendant.
	No.
	
	Jury Trial Demanded

COMPLAINT

Plaintiff Cynthia Ann Redus-Tarchis, whose street address is 8 Douglas Drive, Princeton

Junction, New Jersey 08550; Plaintiffs Fredric and Bonnie Oliver, whose street address is 9

Hightop Lane, Jericho, New York 11753; and Plaintiffs Victor and Linda Miller, whose street

address is 4300 N. Spruce Road, Chino Valley, Arizona 86323 (together, "Plaintiffs"), bring this

action against Defendant New York Life Investment Management, LLC ("Defendant" or

1462663.1

"NYLIM"), which maintains an office at 169 Lackawanna Avenue, Parsippany, New Jersey 07054. Plaintiffs allege the following upon information and belief except for those allegations as to themselves, which are alleged upon personal knowledge. The allegations are based upon an investigation conducted by and through Plaintiffs' counsel, which included, *inter alia*, a review of documents filed with the Securities and Exchange Commission (the "SEC") and other public information.

OVERVIEW OF ACTION

1.   Plaintiffs bring this action against Defendant on behalf of and for the benefit of the MainStay Marketfield Fund (the "Marketfield Fund"), the MainStay Large Cap Growth Fund (the "Large Cap Fund"), and the MainStay High Yield Corporate Bond Fund (the "Corporate Bond Fund") (collectively, the "Funds") pursuant to Section 36(b) of the Investment Company Act of 1940 (the "1940 Act"), 15 U.S.C. § 80a-35(b) ("Section 36(b)").

2.   Defendant is the investment adviser and manager for the Funds and receives an annual fee from each Fund for providing investment management services to each Fund.

3.   Pursuant to Section 36(b), Defendant owes a fiduciary duty to each Fund with respect to the investment management fees paid by each such Fund.

4.   Defendant breached that fiduciary duty by receiving investment management fees from each of the Funds that are so disproportionately large that they bear no reasonable relationship to the services provided by Defendant and could not have been the product of arm's-length bargaining.

5.   Defendant delegates substantially all of its responsibilities for providing investment management services to the Funds to certain sub-contractors.

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6.   Defendant pays (or causes each Fund to pay) a portion of the Funds' investment management fees to the sub-contractors in exchange for services provided by the sub-contractors.

7.   The investment management fees that Defendant charges to the Funds include a mark-up of 68% to 101% on top of the fees paid to the sub-contractors, which Defendant retains as compensation for services it purportedly provides to the Funds. The mark-up retained by Defendant totaled $145,768,000 in fiscal year 2013, which is the most recent year for which this information is publicly available.

8.   The mark-up retained by Defendant is disproportionate to the services actually provided by Defendant (and not by the sub-contractors), which are limited to supervision and oversight of the sub-contractors and *de minimis* expenses for the Funds' officers and office space.

9.   Because the scope of services actually provided by Defendant is so limited, among other reasons, Defendant incurs low operating costs in providing services to the Funds. As a result, the mark-up retained by Defendant consists primarily of profit to Defendant.

10.   The Funds' investment management fee arrangements have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in each of the Funds' assets under management during recent years, without appropriately sharing those benefits with the Funds through breakpoints or other reductions to the Funds' management fee rates.

11.   The investment management fees charged to the Funds by Defendant are disproportionate to the low quality of the services provided to the Funds. The Funds have performed poorly under Defendant's management, with investment returns lagging behind the Funds' benchmarks.

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12.   Plaintiffs bring this action to recover for each of the Funds the excessive and unlawful investment management fees in violation of Section 36(b), as well as lost profits and other actual damages caused by each of the Funds' payment of those fees.


JURISDICTION AND VENUE


13.   The claims asserted herein arise under Section 36(b) of the 1940 Act, 15 U.S.C. § 80a-35(b).

14.   This Court has jurisdiction of the claims pursuant to Sections 36(b)(5) and 44 of the 1940 Act, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, and 28 U.S.C. § 1331.

15.   Venue is proper in this judicial district pursuant to Section 44 of the 1940 Act, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391 because Defendant is an inhabitant of this district, maintains an office in this district, and/or transacts business in this district, and because certain of the acts and transactions giving rise to Plaintiffs' claims occurred in this district.


PARTIES


16.   Plaintiff Cynthia Ann Redus-Tarchis, whose street address is 8 Douglas Drive, Princeton Junction, New Jersey 08550, is a shareholder in the Large Cap Fund and the Marketfield Fund, and has continuously owned shares in such Funds since at least July 20, 2011, and September 24, 2013, respectively.

17.   Plaintiffs Fredric and Bonnie Oliver, whose street address is 9 Hightop Lane, Jericho, New York 11753, are shareholders in the Marketfield Fund and have continuously owned shares in the Marketfield Fund since at least March 2013.

18.   Plaintiffs Victor and Linda Miller, whose street address is 4300 N. Spruce Road, Chino Valley, Arizona 86323, are shareholders in the Corporate Bond Fund and have continuously owned shares in the Corporate Bond Fund since at least March 2008.


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19.   Defendant NYLIM is a Delaware limited liability company and maintains an office at 169 Lackawanna Avenue, Parsippany, New Jersey 07054. Defendant is an indirect, wholly-owned subsidiary of New York Life Insurance Company.


THE FUNDS' ORGANIZATION AND OPERATIONS


20.   Each of the Funds is an open-end management investment company, also known as a "mutual fund," registered under the 1940 Act.

21.   The Corporate Bond Fund and Large Cap Fund are organized as a series within the Mainstay Funds (the "MainStay Funds"), which is a Massachusetts business trust organized in January 1986. The MainStay Funds consists of 12 mutual funds, including the Corporate Bond Fund and the Large Cap Fund.

22.   The Marketfield Fund is organized as a series within the MainStay Funds Trust (the "MainStay Funds Trust"), which is a Delaware statutory trust created in April 2009. The MainStay Funds Trust consists of 35 mutual funds, including the Marketfield Fund.

23.   The 47 mutual funds comprising the MainStay Funds and the MainStay Funds Trust are collectively referred to herein as the "MainStay Group of Funds."

24.   Like other mutual funds, the Funds are collective investments that pool money of investors and invest the money in a portfolio of securities.

25.   Each Fund issues shares to investors, such as Plaintiffs, who invest money in the Fund, and those investors become shareholders in the Fund. Each share issued by a Fund represents, and may be redeemed for, a *pro rata* interest in the Fund's underlying portfolio of securities (less any fees and other liabilities).

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26.   Like most other mutual funds, the Funds do not have employees or facilities of their own. The Funds' operations are conducted by external service providers pursuant to contracts with the Funds.

27.   Defendant serves as the investment adviser and manager for each of the Funds.

28.   Other service providers, including certain of Defendant's affiliates, provide other services to the Funds and their shareholders, such as communicating with shareholders about the Funds, maintaining records of each shareholder's ownership of Fund shares, and managing the process by which Fund shares are purchased by or redeemed from shareholders.

29.   The funds comprising the MainStay Group of Funds are all overseen by the same board of trustees (the "Board"), consisting of 8 members.

30.   The Board is responsible for selecting and monitoring service providers for each of the Funds and the 44 other mutual funds in the MainStay Group of Funds, among other things.

THE MANAGEMENT FEES
CHARGED TO THE FUNDS BY DEFENDANT

31.   Defendant serves as the investment adviser and manager to the Corporate Bond Fund and Large Cap Fund pursuant to an Amended and Restated Management Agreement between Defendant and the MainStay Funds (the "MainStay Funds Management Agreement") initially dated August 1, 2008.

32.   Defendant serves as the investment adviser and manager to the Marketfield Fund pursuant to a Management Agreement between Defendant and the MainStay Funds Trust (the "MainStay Funds Trust Management Agreement") initially dated November 10, 2009.

33.   The MainStay Funds Management Agreement and the MainStay Funds Trust Management Agreement contain substantially the same terms and are collectively referred to herein as the "Management Agreements."

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34.   The Management Agreements require Defendant to provide certain investment advisory and administrative services to each Fund, as more fully described in ¶¶ 56-59, *infra*.

35.   In exchange for the investment advisory and administrative services provided by Defendant to the Funds, the Management Agreements require each Fund to pay Defendant an annual management fee that is calculated as a percentage of the Fund's assets under management or "AUM."

36.   The management fee rates charged to each Fund by Defendant pursuant to the Management Agreements are as follows:

Fund	Management Fee Rate
Marketfield Fund[1]	Up to $7.5 billion in AUM – 1.40% From $7.5 billion to $15 billion – 1.38% From $15 billion to $22.5 billion – 1.36% Over $22.5 billion in AUM – 1.34%
Large Cap Fund	Up to $500 million in AUM – 0.750% From $500 million to $750 million – 0.725% From $750 million to $1 billion – 0.710% From $1 billion to $2 billion – 0.700% From $2 billion to $3 billion – 0.660% From $3 billion to $7 billion – 0.610% From $7 billion to $9 billion – 0.585% Over $9 billion in AUM – 0.575%
Corporate Bond Fund	Up to $500 million in AUM – 0.600% From $500 million to $5 billion – 0.550% From $5 billion to $7 billion – 0.525% Over $7 billion in AUM – 0.500%

37.   The following table sets forth the amount of management fees charged to each Fund by Defendant pursuant to the Management Agreements for fiscal year 2013 and each

---

[1]   Prior to February 28, 2014, the management fee rate charged to the Marketfield Fund was 1.40% on all AUM.

Fund's effective management fee rate for that year. Also called a "blended" rate, the effective management fee rate is the weighted average of the rates paid by a Fund on each level of AUM—*e.g.*, for the Corporate Bond Fund, 0.60% on the first $500 million in AUM, 0.55% on the next $4.5 billion, 0.525% on the next $2 billion, and 0.50% on AUM in excess of $7 billion.

Fund	Management Fees Paid – FY 2013	Effective Management Fee Rate – FY 2013
Marketfield Fund	$158,325,000	1.40%
Large Cap Fund	$105,700,000	0.59%
Corporate Bond Fund	$46,864,000	0.54%

THE FEES PAID TO THE SUBADVISERS AND SUB-ADMINISTRATOR AND THE MARK-UP RETAINED BY DEFENDANT

38.   Defendant has delegated to certain sub-contractors substantially all of its responsibility under the Management Agreements for providing investment advisory and administrative services to the Funds.

39.   Defendant pays (or causes each Fund to pay) a portion of each Fund's annual management fees to the sub-contractors in exchange for the investment advisory and administrative services provided by the sub-contractors.

40.   With respect to investment advisory services, Defendant has sub-contracted with other investment advisers to perform substantially all of the investment advisory services required by each Fund, as well as certain administrative services, as more fully described in ¶ 61, *infra*. The sub-contractor investment advisers retained by Defendant are referred to herein as the "Subadvisers."

41.   Defendant has retained a different Subadviser for each of the Funds, as summarized in the following chart:

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Fund	Subadviser
Marketfield Fund	Marketfield Asset Management LLC
Large Cap Fund	Winslow Capital Management, Inc.
Corporate Bond Fund	MacKay Shields LLC

42.   Defendant has entered into a Subadvisory Agreement with each of the Subadvisers, which, among other things, includes a fee schedule establishing the fees to be paid to the Subadviser each year.

43.   The fees paid to each Subadviser pursuant to the Subadvisory Agreements were established through arm's-length negotiations between Defendant and each Subadviser.

44.   Upon information and belief, the fees paid to each Subadviser include not only the cost to such Subadviser of providing the required investment advisory and administrative services, but also a profit.

45.   The annual fee paid to each of the Subadvisers is calculated as a percentage of the relevant Fund's AUM, as summarized in the following table:

Fund	Subadvisory Fee Rate
Marketfield Fund	Up to $7.5 billion in AUM – 0.700% From $7.5 billion to $15 billion – 0.690% From $15 billion to $22.5 billion – 0.680% Over $22.5 billion in AUM – 0.670%
Large Cap Fund	Up to $100 million in AUM – 0.400% From $100 million to $350 million – 0.350% From $350 million to $600 million – 0.300% From $600 million to $1 billion – 0.250% From $1 billion to $2.5 billion – 0.200% From $2.5 billion to $5 billion – 0.240% Over $5 billion in AUM – 0.250%

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Fund	Subadvisory Fee Rate
Corporate Bond Fund	Up to $500 million in AUM – 0.300% From $500 million to $5 billion – 0.275% From $5 billion to $7 billion – 0.2625% Over $7 billion in AUM – 0.250%

46.   The following table sets forth the amount of subadvisory fees paid to each Fund's

Subadviser for fiscal year 2013 and each Fund's effective subadvisory fee rate for that year.

Fund	Subadvisory Fees Paid – FY 2013	Effective Subadvisory Fee Rate – FY 2013
Marketfield Fund	$79,164,000	0.70%
Large Cap Fund	$43,588,000	0.24%
Corporate Bond Fund	$23,417,000	0.27%

47.   With respect to administrative services, Defendant has subcontracted with State

Street Bank & Trust Company ("State Street" or the "Sub-Administrator") to provide certain

administrative services to each of the Funds, as more fully described in ¶ 62, *infra.*

48.   Defendant has entered into a Master Fund Sub-Accounting and Sub-

Administration Agreement (the "Sub-Administration Agreement") with State Street, which,

among other things, establishes the fees to be paid to State Street each year.

49.   The fees paid to State Street pursuant to the Sub-Administration Agreement were

established through arm's-length negotiations between Defendant and State Street.

50.   Upon information and belief, the fees paid to State Street pursuant to the Sub-

Administration Agreement include not only the cost to State Street of providing the required

administrative services, but also a profit.

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51.   While the fee rate charged by State Street under the Sub-Administration Agreement is not publicly disclosed, according to publicly disclosed administrative services agreements for other mutual funds, State Street and other sub-administrators charge unaffiliated mutual funds (such as the Funds) administrative fee rates of no more than 0.05% of AUM for the same or substantially the same administrative services covered by the Sub-Administration Agreement.

52.   The following table sets forth the amount of fees paid to State Street for providing administrative services to each of the Funds, assuming that State Street charges 0.05% of AUM for such services:

Fund	Administrative Fees Paid – FY 2013	Effective Administrative Fee Rate – FY 2013
Marketfield Fund	$5,654,000	0.05%
Large Cap Fund	$8,958,000	0.05%
Corporate Bond Fund	$4,339,000	0.05%

53.   The following table summarizes: (i) the management fees charged to each Fund by Defendant pursuant to the Management Agreements in fiscal year 2013; (ii) the portion of the management fees paid to each Fund's Subadviser; (iii) the portion of the management fees paid to State Street; and (iv) the mark-up retained by Defendant:

Fund	Management Fees Charged by Defendant	Subadvisory Fees Paid to Subadviser	Administrative Fees Paid to State Street	Mark-Up Retained by Defendant	Percent Mark-Up
Marketfield Fund	$158,325,000	$79,164,000	$5,654,000	$73,507,000	86.7%
Large Cap Fund	$105,700,000	$43,588,000	$8,958,000	$53,154,000	101.2%
Corporate Bond Fund	$46,864,000	$23,417,000	$4,339,000	$19,108,000	68.8%
Total	**$310,889,000**	**$146,169,000**	**$18,951,000**	**$145,768,000**	**88.3%**

54.   As shown in the preceding table, the management fees charged to the Funds include a mark-up of 68.8% to 101.2% over the fees charged by the Subadvisers and State Street for providing investment advisory and administrative services to the Funds. Overall, Defendant charged the Funds a mark-up of 88.3% over the fees paid to the Subadvisers and State Street in fiscal year 2013.

55.   The following table calculates the mark-up retained by Defendant using the effective management fee rate paid by each Fund to Defendant in fiscal year 2013, the effective subadvisory fee rate paid to the relevant Subadviser, and an administrative fee rate of 0.05% paid to State Street. The fee rates are shown in basis points (or "bps"), with 1 basis point equal to 0.01% of AUM. For example, the administrative fee rate of 0.05% is shown as 5 bps.

Fund	Effective Management Fee Rate	Effective Subadvisory Fee Rate	Administrative Fee Rate	Mark-Up Retained by Defendant	Percent Mark-Up
Marketfield Fund	140 bps	70 bps	5 bps	65 bps	86.7%
Large Cap Fund	59 bps	24 bps	5 bps	30 bps	101.2%
Corporate Bond Fund	54 bps	27 bps	5 bps	22 bps	68.8%

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SERVICES REQUIRED BY THE MANAGEMENT AGREEMENTS

56. The Management Agreements require Defendant to provide certain investment advisory services to each Fund, including: (a) deciding which securities to purchase for or sell from the Fund's portfolio; (b) selecting broker-dealers to execute orders for those purchases and sales; (c) complying with applicable law and the Fund's disclosed investment objectives, policies, and restrictions; (d) providing certain information to the Fund's custodian; (e) assisting with daily pricing of the securities held by the Fund and calculation of the Fund's net asset value or "NAV"; and (f) reporting to the Board.

57. The Management Agreements provide, in pertinent part:

> [T]he Manager [Defendant NYLIM] shall manage all aspects of the advisory operations of each Fund and the composition of the portfolio of each Fund, including the purchase, retention and disposition of securities therein, in accordance with the investments objectives, policies and restrictions of the Fund, as stated in the currently effective Prospectus (as hereinafter defined); in conformity with the Declaration of Trust and By-Laws (each as hereinafter defined) of the Trust; under the instructions and directions of the [Board]; and in accordance with the applicable provisions of the 1940 Act and the rules and regulations thereunder, the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), relating to regulated investment companies and all rules and regulations thereunder, and all other applicable federal and state laws and regulations. In connection with the services provided under this [Management] Agreement, the Manager will use its best efforts to manage each Fund so that it will qualify as a regulated investment company under Subchapter M of the Code and regulations issued thereunder . . . .
>
> The Manager will determine the securities and other instruments to be purchased, sold or entered into by each Fund and place orders with broker-dealers . . . or others pursuant to the Manager's determinations and all in accordance with each Fund's policies as set out in Prospectus of the Fund or as adopted by the Board . . . . The Manager will determine what portion of each Fund's portfolio will be invested in securities and other assets and what portion, if any, should be held uninvested in cash or cash equivalents. Each

13

Fund will have the benefit of the investment analysis and research, the review of current economic conditions and trends and the consideration of long-range investment policy generally available to the Manager's investment advisory clients . . . .

[T]he Manager will be responsible for selecting the brokers or dealers that will execute the purchases and sales for a Fund. The Manager will place orders pursuant to its determination with or through such persons, brokers or dealers . . . in conformity with the policy with respect to brokerage as set forth in the Trust's Registration Statement or as the Board may direct from time to time . . . .

The Manager or any subadvisor shall provide the Trust's custodian on each business day with information relating to the execution of all portfolio transactions . . . .

The Manager will provide assistance to the Board in valuing the securities and other instruments held by each Fund, to the extent reasonably required by such valuation policies and procedures as may be adopted by each Fund . . . .

The Manager further agrees to preserve . . . any such records as are required to be maintained by the Manager. The Manager shall render to the [Board] such periodic and special reports as the [Board] may reasonably request.

58.   The Management Agreements require Defendant to provide certain administrative

services to each Fund, many of which overlap with the investment advisory services set forth in

¶¶ 56-57, *supra*:

The Manager shall (i) furnish the Funds with office facilities; (ii) be responsible for the financial accounting records required to be maintained by the Funds (excluding those being maintained by the Funds' custodian and transfer agent except as to which the Manger has supervisory functions) and other than those being maintained by the Funds' subadvisor[s], if any; and (iii) furnish the Funds with Board materials, ordinary clerical, bookkeeping and recordkeeping services at such office facilities and such other services as the parties agree. The Manager will also monitor each Fund's compliance with its investment and tax guidelines and other compliance policies . . . .

14

The Manager or any sub-administrator shall provide the Trust's custodian on each business day with information relating to the execution of all portfolio transactions . . . .

The Manager shall keep the Funds' books and records required to be maintained by it . . . . The Manager shall render to the [Board] such periodic and special reports as the [Board] may reasonably request . . . .

The Manager will provide assistance to the Board in valuing the securities and other instruments held by each Fund, to the extent reasonably required by such valuation policies and procedures as may be adopted by each Fund.

59.   The Management Agreements also require Defendant to pay the salaries and expenses of those individuals who serve as officers of the Fund.

DEFENDANT HAS DELEGATED SUBSTANTIALLY ALL OF ITS RESPONSIBILITIES UNDER THE MANAGEMENT AGREEMENTS TO THE SUBADVISERS AND THE SUB-ADMINISTRATOR

60.   The Management Agreements allow Defendant to delegate to sub-contractors its responsibilities to provide investment advisory services and administrative services to the Funds, providing in pertinent part:

[T]he Manager may, through a subadvisory agreement or other arrangement, delegate to a subadvisor any of the duties enumerated in this [Management] Agreement, including the management of all or a portion of the assets being managed . . . .

[T]he Manager may enter into one or more contracts with a sub-administrator ("Sub-Administration Contract") in which the Manager delegates to such sub-administrator any or all [of] its duties specified in this [Management] Agreement . . . .

61.   For each Fund, Defendant has delegated substantially all of its responsibilities under the Management Agreements for providing investment advisory services, as well as certain administrative services, to the Subadvisers, as shown in the following table:

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Service	Management Agreements Between the Funds and Defendant	Subadvisory Agreements Between Defendant and the Subadvisers
Security Selection	"[T]he Manager shall manage all aspects of the advisory operations of each Fund and the composition of the portfolio of each Fund, including the purchase, retention and disposition of securities held therein . . . ." "The Manager will determine the securities and other instruments to be purchased, sold or entered into by each Fund . . . . The Manager will determine what portion of each Fund's portfolio will be invested in securities and other assets and what portion, if any, should be held uninvested in cash or cash equivalents."	"[T]he Subadvisor will provide a continuous investment program for the [Fund] and determine the composition of the assets of the [Fund], including determination of the purchase, retention or sale of the securities, cash and other investments contained in the portfolio. The Subadvisor will conduct investment research and conduct a continuous program of evaluation, investment, sales and reinvestment of the [Fund's assets] by determining the securities and other investments that shall be purchased, entered into, sold, closed or exchanged for the [Fund] . . . , and what portion of the [Fund] should be held in the various securities and other investments in which it may invest . . . ."
Broker-Dealer Selection	"Manager will be responsible for selecting the brokers or dealers that will execute the purchases and sales for a Fund."	"The Subadvisor is responsible for . . . broker-dealer selection and for negotiation of broker commission rates."

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Service	Management Agreements Between the Funds and Defendant	Subadvisory Agreements Between Defendant and the Subadvisers
Portfolio and Tax Compliance	"The Manager shall manage . . . each Fund . . . in accordance with the investment objectives, policies and restrictions of the Fund, as stated in the currently effective Prospectus . . . ; in conformity with the Declaration of Trust and By-Laws . . . of the [Fund]; under the instructions and directions of the [Board]; and in accordance with the applicable provisions of the 1940 Act and the rules and regulations thereunder, the provisions of the Internal Revenue Code of 1986 . . . relating to regulated investment companies and all rules and regulations thereunder, and all other applicable federal and state laws and regulations." "The Manager will use its best efforts to manage each Fund so that it will qualify as a regulated investment company under Subchapter M of the [Internal Revenue] Code . . . ."	"The Subadvisor will provide the services under this Agreement in accordance with the [Fund's] investment objective or objectives, policies and restrictions as stated in [the Fund's] Registration Statement filed with the [SEC] . . . ." "The Subadvisor will conform with the 1940 Act and all rules and regulations thereunder, all other applicable federal and state laws and regulations, any applicable procedures adopted by the [Board], and the provisions of the Registration Statement of the [Fund] . . . ." "The Subadvisor understands that the [Fund] need[s] to be managed so as to permit the [Fund] to qualify or continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, and will coordinate efforts with the Manager with that objective."
Coordination with Custodian	"Manager or any subdvisor shall provide the Trust's custodian on each business day with information relating to the execution of all portfolio transactions . . . ."	"In connection with the purchase and sale of securities for the [Fund], the Subadvisor will arrange for the transmission to the custodian and portfolio accounting agent for the [Fund], on a daily basis, such . . . documents and information . . . as may be reasonably necessary to enable the custodian and portfolio accounting agent to perform their administrative and recordkeeping responsibilities . . . ."

17

1462663.1

Service	Management Agreements Between the Funds and Defendant	Subadvisory Agreements Between Defendant and the Subadvisers
Assistance with Pricing of Portfolio Securities	"The Manager will provide assistance to the Board in valuing the securities and other instruments held by each Fund, to the extent reasonably required by such valuation policies and procedures as may be adopted by each Fund."	"The Subadvisor will assist the custodian and portfolio accounting agent for the [Fund] in determining or confirming . . . the value of any portfolio securities or other [assets of the Fund] for which the custodian and portfolio accounting agent seek assistance from, or which they identify for review by, the Subadvisor."
Reporting to Board	"The Manager shall render to the [Board] such periodic and special reports as the [Board] may reasonably request."	"The Subadvisor will provide reports to [the Board], for consideration at meetings of the Board, on the investment program for the [Fund] and the issuers and securities represented in the [Fund], and will furnish to the . . . Board . . . such periodic and special reports as the [Board] and the Manager may reasonably request."
Recordkeeping	"The Manager shall keep the Fund's books and records required to be maintained by it."	"The Subadvisor will make available to [the Fund] and the Manager . . . all of the [Fund's] investment records and ledgers maintained by the Subadvisor . . . ."

62.   Defendant has delegated to State Street certain of its responsibilities under the Management Agreements for providing administrative services to the Funds.   The Sub-Administration Agreement requires State Street to provide the following administrative services, among others:

a.   **Portfolio Compliance** – monitoring and providing reports regarding compliance of each Fund's portfolio with the Fund's investment objectives, policies, and restrictions as set forth in the Fund's Registration Statement, as well as with the 1940 Act and other applicable laws and regulations;

1462663.1

      b.   **Tax Compliance** – monitoring each Fund's compliance with relevant provisions of federal tax law, including testing compliance with requirements regarding diversification of assets and distribution of income;

      c.   **Financial Reporting and Recordkeeping** – preparing and maintaining various financial records and reports for each Fund;

      d.   **Portfolio Pricing** – assisting with pricing of each Fund's portfolio securities and daily calculation of each Fund's NAV, and maintaining related books and records; and

      e.   **Board Reporting and Support** – preparing reports to the Board and other materials for meetings of the Board.

**THE MARK-UP RETAINED BY DEFENDANT IS
DISPROPORTIONATE TO THE SERVICES PROVIDED BY DEFENDANT**

63.   After delegating substantially all of its responsibilities for providing investment advisory and administrative services, Defendant's responsibilities under the Management Agreements are limited to (a) supervising and overseeing the Subadvisers and State Street, and (b) providing officers and office space for the Funds.

64.   The 68% to 101% mark-up charged to the Funds by Defendant over the fees paid to the Subadvisers and State Street is disproportionate to Defendant's supervision and oversight services and provision of officers and office space for the Funds.

65.   Defendant's responsibilities for supervising and overseeing the Subadvisers and State Street are minimal compared to the Subadvisers' day-to-day implementation of the Funds' investment programs and State Street's day-to-day administration of the Fund.

66.   The expenses of the Funds' officers and office space purportedly paid by Defendant pursuant to the Management Agreements are *de minimis* and do not justify the mark-up charged by Defendant to the Funds.

67.   The Prospectus identifies six individuals who are officers of the Funds.

68.   All six of the Funds' officers also serve as officers of the other 44 mutual funds comprising the MainStay Group of Funds.

69.   All six of the Funds' officers are employed by Defendant and, upon information and belief, devote a majority of their time to their responsibilities as employees of Defendant and its affiliates, and not to their responsibilities as officers of the Funds.

70.   Any portion of the annual compensation paid by Defendant to the Funds' officers that is fairly allocable to their service as officers of the Funds (as opposed to their responsibilities as employees of Defendant and their responsibilities as officers of the other funds in the MainStay Group of Funds) is *de minimis* relative to the mark-up charged to the Funds by Defendant over the subadvisory fees paid by Defendant to the Subadvisers.

71.   Each of the Funds, and the 44 other mutual funds comprising the MainStay Group of Funds, share the same office space as Defendant and its affiliates.

72.   Insofar as the Funds make use of Defendant's offices, any portion of Defendant's annual rent that is fairly allocable to the Funds' use of those offices (as opposed to the use of those offices by Defendant, its affiliates, or the other funds in the MainStay Group of Funds) is *de minimis* relative to the mark-up charged to the Funds by Defendant.

THE MARK-UP CONSISTS PRIMARILY OF PROFIT TO DEFENDANT

73.   Due to the limited scope of services actually provided by Defendant, the operating expenses incurred by Defendant are low.

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74.   Many of the expenses incurred by Defendant in supervising and overseeing the Subadvisers and State Street are joint and common across all of the 47 funds in the MainStay Group of Funds. Any portion of those expenses that is fairly allocable to Defendant's provision of those services with respect to the Funds is minimal.

75.   Similarly, as alleged above, any portion of Defendant's expenses of providing officers and office space to the MainStay Group of Funds that is fairly allocable to the Funds is minimal.

76.   Moreover, the Management Agreements require the Funds to pay (or to reimburse Defendant for) many of the operating costs incurred by Defendant in providing management services to the Funds. For example, the Management Agreements require the Funds to pay (or reimburse Defendant for), among other expenses: (a) an allocable portion of the cost to Defendant of maintaining an internal legal and compliance department; (b) a portion of the salary of the Funds' Chief Compliance Officer; and (c) certain expenses incurred in connection with pricing the Funds' portfolio securities.

77.   As a result, the operating expenses incurred by Defendant in providing management services to the Funds represent a small fraction of the mark-up retained by Defendant from the management fees charged to the Funds. The mark-up consists primarily of profit to Defendant.

DEFENDANT REALIZED ECONOMIES OF SCALE AS THE FUNDS' AUM INCREASED

78.   The Corporate Bond Fund's AUM have increased during the past several years, with AUM growing from approximately $5.7 billion as of October 31, 2009 to approximately $8.8 billion as of the end of the Fund's most recently reported fiscal year on October 31, 2013. As of September 30, 2014, the Corporate Bond Fund's AUM were approximately $8.5 billion.

21

79.   As a result of the increase in AUM, the amount of management fees charged to the Corporate Bond Fund by Defendant increased by more than 97%, from approximately $23,720,000 in fiscal year 2009 to approximately $46,864,000 in fiscal year 2013, with a further increase projected for fiscal year 2014.

80.   The Large Cap Fund's AUM have increased during the past several years, with AUM growing from approximately $3.6 billion as of October 31, 2009 to approximately $19.2 billion as of the Fund's most recently reported fiscal year on October 31, 2013. As of October 31, 2014, the Large Cap Fund's AUM were approximately $20.1 billion.

81.   As a result of the increase in AUM, the amount of management fees charged to the Large Cap Fund by Defendant increased by more than 627%, from approximately $14,548,000 in fiscal year 2009 to more than $105,700,000 in fiscal year 2013, with a further increase projected for fiscal year 2014.

82.   The Marketfield Fund's AUM have increased since Defendant became the Fund's investment adviser, growing from approximately $4.4 billion as of December 31, 2012 (the end of the fiscal year during which Defendant became the Marketfield Fund's investment adviser effective October 5, 2012) to approximately $19.4 billion as of the end of the Fund's most recently completed fiscal year on December 31, 2013. As of September 30, 2014, the Marketfield Fund's AUM were greater than $16.0 billion.

83.   As a result of the increase in AUM, the amount of management fees paid by the Marketfield Fund increased by more than 423%, from approximately $30,297,000 during fiscal year 2012 (of which approximately $18,409,000 was paid to the Fund's prior adviser) to approximately $158,325,000 in fiscal year 2013, with a further increase projected for fiscal year 2014.

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84.   The increase in management fees charged to each Fund as detailed in the preceding paragraphs was not accompanied by a proportionate increase in the work or cost required by Defendant to provide services to the Funds pursuant to the Management Agreements.

85.   Defendant realized economies of scale as the Funds' AUM increased, which reduced the cost, as a percentage of the Funds' AUM, of providing services to each Fund, and increased the profitability to Defendant of providing those services.

86.   Defendant's supervision and oversight of the Subadvisers has not meaningfully increased as the Funds' AUM have increased.

87.   Defendant has continued to request and evaluate the same or substantially the same reports and other information with respect to each Subadviser as the Funds' AUM have increased, and the work or cost to Defendant of reviewing and evaluating that information has not increased proportionately with AUM.

88.   Nor has the work or cost to Defendant of providing the administrative services purportedly provided pursuant to the Management Agreements meaningfully increased as the Funds' AUM have increased.

89.   Defendant is required to monitor compliance with the same or substantially the same regulatory requirements regardless of a fund's AUM, and the work or cost required to monitor such compliance with respect to the Funds has not increased proportionately as the Funds' AUM have increased.

90.   Defendant is required to maintain the same or substantially the same financial, accounting, and other books and records regardless of a fund's AUM, and the work or cost required to maintain such books and records with respect to the Funds has not increase proportionately as the Funds' AUM have increased.

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91.   Defendant is required to prepare the same or substantially the same reports and informational materials for the Board regardless of a fund's AUM, and the work or cost required to prepare those reports and materials with respect to the Funds has not increased proportionately as the Funds' AUM increased.

92.   Defendant provides the same or substantially the same officers and office space regardless of a fund's AUM, and the cost of providing officers and office space with respect to the Funds has not increased proportionately as the Funds' AUM increased.

DEFENDANT HAS NOT ADEQUATELY SHARED THE BENEFITS OF ECONOMIES OF SCALE WITH THE FUNDS

93.   Because investment advisers and managers realize economies of scale as a mutual fund's AUM increase, the management fee rate charged to a mutual fund often decreases as the fund's AUM increase.

94.   Mutual fund management fee schedules often include breakpoints, which reduce a fund's fee rate as AUM increase.

95.   Absent breakpoints or other reductions to the fee rate, or if the breakpoints or other reductions do not appropriately reduce the effective fee rate paid by a fund, the benefits of economies of scale accrue to a fund's investment adviser in the form of higher fees and profits.

96.   Although the management fee schedules for the Large Cap Fund and the Corporate Bond Fund include breakpoints (*see* ¶ 36, *supra*), each Fund's AUM have exceeded the final breakpoint in the Fund's fee schedule for many years, such that the Funds have not benefited from economies of scale as AUM have continued to increase beyond the final breakpoint.

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97.   The Large Cap Fund surpassed its final breakpoint of $9 billion more than three years ago during fiscal year ended October 31, 2011, and its AUM have remained above $9 billion since then.

98.   As of October 31, 2014, the Large Cap Fund had approximately $20.1 billion in AUM, exceeding the final breakpoint in the Fund's fee schedule by approximately $11.1 billion.

99.   The Corporate Bond Fund surpassed its final breakpoint of $7 billion more than two years ago during the fiscal year ended October 31, 2012, and its AUM have remained above $7 billion since then.

100.   As of September 30, 2014, the Corporate Bond Fund had approximately $8.5 billion in AUM, exceeding the final breakpoint in the Fund's fee schedule by approximately $1.5 billion.

101.   By not instituting additional breakpoints in the management fee schedules for the Large Cap and Corporate Bond Funds, Defendant has failed to appropriately share the benefits of economies of scale realized as each Fund's AUM increase beyond the last breakpoint in its respective fee schedule, and captured the vast majority of those benefits for itself.

102.   For example, between fiscal year 2011 and fiscal year 2013 (the most recently reported fiscal year), the Large Cap Fund's AUM increased from approximately $12.9 billion to approximately $19.2 billion, and the effective management fee rate paid by the Large Cap Fund decreased by 4 basis points, from 0.63% to 0.59%.

103.   The 4 basis point decrease in the Large Cap Fund's effective management fee rate from 2011 to 2013 translates into a savings to the Fund of approximately $7,685,000 annually based on AUM as of the end of fiscal year 2013.

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104.   In contrast, due to the increase in AUM from 2011 to 2013, the dollar amount of fees paid by the Large Cap Fund increased by approximately $51,275,000, from $54,425,000 in fiscal year 2011 to $105,700,000 in fiscal year 2013.

105.   Thus, the increase in the Large Cap Fund's AUM from 2011 to 2013 produced benefits to Defendant (increased management fees) that were more than 6.8 times the benefits to the Large Cap Fund (reductions in the management fee rate).

106.   Between fiscal year 2011 and fiscal year 2013 (the most recently reported fiscal year), the Corporate Bond Fund's AUM increased from approximately $6.3 billion to approximately $8.8 billion, and the effective management fee rate paid by the Corporate Bond Fund decreased by 1 basis point, from 0.55% to 0.54%.

107.   The 1 basis point decrease in the Corporate Bond Fund's effective management fee rate from 2011 to 2013 translates into a savings to the Fund of approximately $878,000 annually based on AUM as of the end of fiscal year 2013.

108.   In contrast, due to the increase in AUM from 2011 to 2013, the dollar amount of fees paid by the Corporate Bond Fund increased by approximately $10,994,000 from $35,870,000 in fiscal year 2011 to approximately $46,684,000 in fiscal year 2013.

109.   Thus, the increase in the Corporate Bond Fund's AUM from 2011 to 2013 produced benefits to Defendant (increased management fees) that were more than 12.5 times the benefits to the Corporate Bond Fund (reductions in the management fee rate).

110.   Although breakpoints were added to the management fee schedule for the Marketfield Fund effective February 28, 2014 (*see* ¶ 36, *supra*), the initial breakpoint is set too high at $7.5 billion, failing to share any of the economies of scale realized below that threshold; the breakpoints are spaced too far apart, at intervals of $7.5 billion in AUM; and the fee

reductions made by the breakpoints are too small, with each breakpoint reducing the fee rate by only 2 basis points. As a result, Defendant has failed to appropriately share the benefits of economies of scale realized in managing the Marketfield Fund, and captured the vast majority of those benefits for itself.

111. Although the Marketfield Fund has not released financial information for fiscal year 2014 (the first year in which the Fund's breakpoints became effective), based on the Fund's AUM of approximately $16.0 billion as of September 30, 2014, it is projected that breakpoints will reduce the effective management fee rate paid by the Marketfield Fund by 1 basis point, from 1.40% to 1.39%.

112. The projected 1 basis point decrease in the Marketfield Fund's effective management fee rate translates into a savings to the Fund of approximately $1,900,000 annually based on AUM as of September 30, 2014.

113. In contrast, due to the increase in AUM from fiscal year 2012 to September 30, 2014, the dollar amount of fees paid by the Marketfield Fund annually is projected to increase by approximately $191,803,000, from $30,297,000 in 2012 to more than $222,100,000 in 2014 (projected).

114. Thus, the increase in the Marketfield Fund's AUM from 2012 to 2014 is projected to produce benefits to Defendant (increased management fees) that are more than 101 times the benefits to the Marketfield Fund (reductions in the management fee rate).

THE FUNDS' POOR INVESTMENT PERFORMANCE
UNDER DEFENDANT'S MANAGEMENT

115. The mark-up retained by Defendant is disproportionate to the low-quality of the investment management services provided and the poor investment performance experienced by the Funds under Defendant's management.

27

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116.   Each of the Funds has performed poorly under Defendant's management, with each Fund's investment returns trailing behind its benchmark.

117.   As shown in the following table, the Corporate Bond Fund's investment returns have been lower than the Fund's benchmark, the Credit Suisse High Yield Index, for each of the 1-, 3-, and 5- periods ended November 30, 2014, as well as for calendar year 2014 through November 30.

Total Return through Nov. 30, 2014	YTD	1-Year	3-Year	5-Year
Corporate Bond Fund	3.22%	3.67%	8.26%	8.61%
Credit Suisse High Yield Index	4.63%	5.45%	14.06%	13.65%
Difference	-1.41%	-1.78%	-5.80%	-5.04%

118.   The Large Cap Fund's investment returns have been lower than the Fund's benchmark, the Russell 1000 Growth Index, for each of the 1- and 5-year periods ended November 30, 2014.

Total Return through Nov. 30, 2014	YTD	1-Year	3-Year	5-Year
Large Cap Fund	12.01%	15.36%	19.46%	15.71%
Russell 100 Growth Index	10.73%	17.11%	19.30%	17.43%
Difference	1.28%	-1.75%	0.16%	-1.72%

119.   The Marketfield Fund's investment returns have been lower than the Fund's benchmark, the S&P 500 Index, for all reported periods since Defendant became the investment manager to the Fund in October 2012, as set forth in the following table.

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Total Return through Nov. 30, 2014	YTD	1-Year
Marketfield Fund	-11.18%	-9.65%
S&P 500 Index	13.98%	16.86%
Difference	-25.16%	-26.51%

THE FEES DEFENDANT CHARGES TO
THE FUNDS ARE NOT NEGOTIATED AT ARM'S LENGTH

120.   The investment management fees paid by the Funds under the Management Agreements are determined by Defendant.

121.   The Board is required to approve the Management Agreements and the fees paid by each Fund under the Management Agreements on an annual basis.

122.   The Board has approved the Management Agreements each year without devoting the time and attention necessary to independently assess the investment advisory fees paid by each Fund or to effectively represent the interests of Fund shareholders *vis-à-vis* Defendant.

123.   Serving on the Board is a part-time job for the Board members, most of whom are employed full-time in senior-level positions in management, finance, or academia, and/or serve on the boards of directors of other public and privately-held companies and institutions.

124.   The Board conducts its oversight responsibilities not only for each of the Funds, but also for the 44 other funds in the MainStay Group of Funds.

125.   In approving the Management Agreements for the Funds, the Board relied on information and analyses that were prepared by Defendant or were designed to support Defendant's rationalization for the fees charged to the Funds.

126.   Defendant has not provided, and the Board has not considered, information or analyses reflecting the interests of the Funds or their shareholders with respect to the investment management fees or critically assessing Defendant's rationalization for those fees.

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127.   With respect to the mark-up charged by Defendant over the subadvisory fees it pays to the Subadvisers, the Board has accepted Defendant's representations that the fee is justified by Defendant's supervision and oversight of the Subadvisers and administrative services provided pursuant to the Management Agreements.

128.   Defendant has not provided, and the Board has not considered, appropriate information about Defendant's delegation of substantially all of its responsibilities under the Management Agreements to the Subadvisers and State Street, the value of the services actually provided by Defendant to the Funds, the cost to Defendant of providing such services, or the economies of scale realized by Defendant in providing such services.

129.   The Board has not solicited proposals from other advisers to provide the services to be provided to the Funds by Defendant pursuant to the Management Agreements.

130.   The Board has not caused the Funds to contract directly with the Subadvisers for the investment advisory services they provide to the Funds or with State Street for the administrative services it provides.

131.   The Board has approved the payment by each Fund to Defendant of investment management fees that include a mark-up of 68% to 101% over the fees paid by Defendant to the Subadvisers and State Street for providing substantially all of the investment advisory and administrative services required by the Funds.

132.   The Board has approved investment advisory and subadvisory fees that enable Defendant to retain investment management fees (net of fees paid to the Subadvisers and State Street) that are disproportionate to the services actually provided by Defendant pursuant to the Management Agreements.

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133.   The Board has approved investment advisory fee arrangements that enable Defendant to retain for itself the vast majority of the benefits of economies of scale resulting from increases in each of the Funds' AUM without appropriately sharing those benefits with the Funds.

THE EXCESSIVE INVESTMENT MANAGEMENT FEES HARM THE FUNDS

134.   The investment management fees are paid out of each Fund's assets. Each dollar in fees paid by a Fund directly reduces the value of the Fund's investment portfolio.

135.   The payment of excessive investment management fees to Defendant harms each of the Funds on a going forward basis because each Fund loses investment returns and profits it could earn on the amounts paid out as fees if those amounts had remained in the Fund's portfolio and available for investment.

136.   Each Fund has sustained millions of dollars in damages due to the excessive investment management fees paid to Defendant.

COUNT I
ON BEHALF OF THE MARKETFIELD FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

137.   Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-17, 19-20, 22-30, 32-77, 82-95, 110-116, and 119-136 above as if fully set forth herein.

138.   Plaintiffs assert this Count on behalf of and for the benefit of the Marketfield Fund.

139.   Defendant is the investment adviser to the Marketfield Fund.

140.   Under Section 36(b), Defendant owes a fiduciary duty to the Marketfield Fund with respect to its receipt of investment management fees and other compensation from the Fund.

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141.   Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Marketfield Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining

142.   As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Marketfield Fund has sustained millions of dollars in damages.

143.   Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Marketfield Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment management fees paid by the Marketfield Fund to Defendant and investment returns that would have accrued to the Marketfield Fund had those fees remained in the portfolio and available for investment.

144.   Alternatively, pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the MainStay Funds Trust Management Agreement and restitution of all excessive investment management fees paid by the Marketfield Fund pursuant to the MainStay Funds Trust Management Agreement.

COUNT II
ON BEHALF OF THE LARGE CAP FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

145.   Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-16, 19-21, 23-31, 33-77, 80-81, 84-98, 101-105, 115-116, 118, and 120-136 above as if fully set forth herein.

146.   Plaintiffs assert this Count on behalf of and for the benefit of the Large Cap Fund.

147.   Defendant is the investment adviser to the Large Cap Fund.

148.   Under Section 36(b), Defendant owes a fiduciary duty to the Large Cap Fund with respect to its receipt of investment management fees and other compensation from the Fund.

149.   Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Large Cap Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

150.   As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Large Cap Fund has sustained millions of dollars in damages.

151.   Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Large Cap Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment management fees paid by the Large Cap Fund to Defendant and investment returns that would have accrued to the Large Cap Fund had those fees remained in the portfolio and available for investment.

152.   Alternatively, pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the MainStay Funds Management Agreement and restitution of all excessive investment advisory fees paid by the Large Cap Fund pursuant to the MainStay Funds Management Agreement.

COUNT III
ON BEHALF OF THE CORPORATE BOND FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

153.   Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-15, 18-21, 23-31, 33-79, 84-96, 99-101, 106-109, 115-117, and 120-136 above as if fully set forth herein.

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154. Plaintiffs assert this Count on behalf of and for the benefit of the Corporate Bond Fund.

155. Defendant is the investment adviser to the Corporate Bond Fund.

156. Under Section 36(b), Defendant owes a fiduciary duty to the Corporate Bond Fund with respect to its receipt of investment management fees and other compensation from the Fund.

157. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Corporate Bond Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

158. As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Corporate Bond Fund has sustained millions of dollars in damages.

159. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Corporate Bond Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment management fees paid by the Corporate Bond Fund to Defendant and investment returns that would have accrued to the Corporate Bond Fund had those fees remained in the portfolio and available for investment.

160. Alternatively, pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the MainStay Funds Management Agreement and restitution of all excessive investment advisory fees paid by the Corporate Bond Fund pursuant to the MainStay Funds Management Agreement.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment on behalf of and for the benefit of each of the Funds as follows:

A.   declaring that Defendant has violated Section 36(b), 15 U.S.C. § 80a-35(b), through the receipt of excessive investment management fees from each Fund;

B.   permanently enjoining Defendant from further violations of Section 36(b);

C.   awarding compensatory damages against Defendant, including repayment to each Fund of all unlawful and excessive investment management fees paid by such Fund from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

D.   rescinding each of the Management Agreements pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, including restitution to each Fund of the excessive investment management fees paid to Defendant by such Fund pursuant to the Management Agreements from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

E.   awarding Plaintiffs reasonable costs in this action, including attorneys' fees, expert witness fees, and such other items as may be allowed to the maximum extent permitted by law; and

F.   such other and further relief as the Court may deem just and proper.

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JURY TRIAL DEMANDED

Plaintiffs demand a trial by jury.

Dated: December 23, 2014

                                         SZAFERMAN, LAKIND,
BLUMSTEIN & BLADER, P.C.

                                           /s/ Robert Lakind_____
Robert L. Lakind
Arnold C. Lakind
Daniel S. Sweetser
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
Tel: (609) 275-0400
Fax: (609) 275-4511

ZWERLING, SCHACHTER &
ZWERLING, LLP
Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
Ana M. Cabassa-Torres
41 Madison Avenue
New York, NY 10010
Tel: (212) 223-3900
Fax: (212) 371-5969

KLAYMAN & TOSKES, P.A.
Lawrence L. Klayman
2424 N. Federal Highway, Suite 450
Boca Raton, FL 33431
Tel: (561) 997-9956

Attorneys for Plaintiffs

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